UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

NETSUITE INC.

(Name of Issuer)

NETSUITE INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Douglas P. Solomon, Esq.

Senior Vice President and

General Counsel

NetSuite Inc.

2955 Campus Drive, Suite 100

San Mateo, CA 94403

(650) 627-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

Larry W. Sonsini

Martin W. Korman

Bradley L. Finkelstein

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94034

(650) 493-9300

This statement is filed in connection with (check the appropriate box):

a.                ☐             The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.               ☐             The filing of a registration statement under the Securities Act of 1933.

c.                ☒           A tender offer.

d.               ☐             None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$9,473,545,994.00	$953,986.08

*                  Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of NetSuite Inc. (“NetSuite”), at a purchase price of $109.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 81,007,997 shares of common stock of NetSuite that were issued and outstanding as of August 8, 2016; (ii) 1,035,657 shares of common stock of NetSuite potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of August 8, 2016; (iii) 3,480,715 shares of common stock of NetSuite issuable upon the settlement of outstanding restricted stock units as of August 8, 2016; and (iv) 1,388,897 shares of common stock of NetSuite issuable upon the settlement of outstanding performance share units as of August 8, 2016. The foregoing figures have been provided by the issuer to the offeror and are as of August 8, 2016, the most recent practicable date.

**            The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒           Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $ 953,986.08	Filing Party: Napa Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.: Schedule TO	Date Filed: August 18, 2016

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with the exhibits and annexes thereto, as it may be amended or supplemented, the “Schedule 13E-3”) amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) by NetSuite Inc., a Delaware corporation (“NetSuite”), on September 27, 2016. The filing person is the subject company.  The Schedule 13E-3 relates to the cash tender offer (the “Offer”) by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of NetSuite, at a purchase price of $109.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2016 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended and supplemented from time to time, the “Letter of Transmittal”). This Amendment No. 1 is being filed solely to include additional disclosure in response to comments received by NetSuite from the staff of the Securities and Exchange Commission.

In response to the Offer, NetSuite filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended and supplemented, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, is expressly incorporated by reference to the extent that such information is required in response to the items in this Amendment No. 1, and is supplemented by information specifically provided herein. The responses to each item in this Amendment No. 1 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase.

Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings given to them in the Schedule 13E-3. The information in the Schedule 13E-3 is incorporated into this Amendment No. 1 by reference to all applicable items in the Schedule 13E-3, except that such information is amended and supplemented to the extent specifically provided herein.

Item 8. Fairness of the Transaction.

Item 8(a)-(d) of the Schedule 13E-3 is hereby amended and restated as follows:

(a)-(d)              Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative: The information in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation,” and in the Offer to Purchase under the captions “Summary Term Sheet,” “Price Range of Shares; Dividends,” “Special Factors — Section 1 — Background of the Offer; Past Contacts or Negotiations with NetSuite,” “Special Factors — Section 3 — Position of NetSuite Regarding Fairness of the Offer and the Merger,” and “Special Factors — Section 4 — Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger,” is incorporated herein by reference.

NetSuite reasonably believes that the Offer and Merger, including the Offer Price to be received by the unaffiliated NetSuite stockholders pursuant to the Offer and the Merger, are fair to the unaffiliated NetSuite stockholders.

NetSuite adopts, as its own, the opinion of Qatalyst Partners and the recommendations of the Transactions Committee.

The information in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” reflects NetSuite’s assessment of the fairness of the Offer, the Offer Price and the Merger to the unaffiliated NetSuite stockholders in relation to the going concern value of NetSuite on a standalone basis. In reaching the conclusion of fairness, the liquidation value and net book value of NetSuite were not considered. The liquidation value was not considered because NetSuite is a viable going concern and Oracle, Parent and Purchaser have not disclosed any plans to liquidate NetSuite. Therefore, the liquidation value of NetSuite is believed to be irrelevant to a determination of whether the Offer, the Offer Price or the Merger are fair to the unaffiliated NetSuite stockholders. Net book value was not considered because net book value is not a material indicator of the value of NetSuite as a going concern. Rather, it is a measurement of historical costs as of a certain date.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 9(a)-(b) of the Schedule 13E-3 is hereby amended and restated as follows:

(a)-(b)              Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal: The information in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation,” and in the Offer to Purchase under captions “Special Factors — Section 1 — Background of the Offer; Past Contacts or Negotiations with NetSuite,” “Special Factors — Section 4 — Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and Merger” and “Special Factors — Section 6 — The Merger Agreement; Other Agreements,” is incorporated herein by reference.

Qatalyst Partners has expressly consented to the inclusion in this Schedule 13E-3 of its opinion and the materials in Exhibit (c)(1) through (c)(6) filed as exhibits to the Schedule 13E-3. Such consent does not restrict the ability of the unaffiliated NetSuite stockholders to rely upon the disclosures made in Qatalyst Partners’ opinion.

Item 13. Financial Statements.

Item 13 of the Schedule 13E-3 is amended and supplemented as follows:

(c)                                  Summary Information.

	(dollars, in thousands)
	December 31, 2014	December 31, 2015	June 30, 2016
Current Assets	673,001	655,100	701,082
Non-Current Assets	249,238	482,497	487,961
Current Liabilities	392,773	519,050	551,922
Non-Current Liabilities	295,232	312,346	323,136

	(dollars and shares in thousands, except per share data)
	Year ended December 31,		Six Months ended June 30,		Three Months ended June 30,
	2014	2015	2015	2016	2015	2016
Total Revenue	556,284	741,149	342,097	447,349	177,280	230,771
Gross Profit	379,474	495,721	230,595	291,392	118,139	146,666
Net Income (loss)	(100,037)	(124,743)	(55,000)	(67,488)	(32,287)	(37,743)
Net Income (loss) per common share, basic and diluted	$(1.31)	$(1.59)	$(0.71)	$(0.84)	$(0.41)	$(0.47)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NETSUITE INC.

By:	/s/ Ronald Gill
Name:	Ronald Gill
Title:	Chief Financial Officer
Date:	October 31, 2016

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